Exhibit 3.1

Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 – After Issuance of Stock)

1.

Name of corporation: Therapeutic Solutions International, Inc.

2.

The articles have been amended as follows:

Article 4 is amended to read in full as follows:

The aggregate number of shares which the corporation shall have authority to issue shall consist of 699,999,999 shares of Common Stock having a $.001 par value per share, and 5,000,000 shares of Preferred Stock having a $.001 par value per share.  The Common and/or Preferred Stock of the Company may be issued for such consideration as may be fixed from time to time by the Board of Directors.  The Board of Directors may issue such shares of Preferred Stock in one or more series, with such voting powers, designations, preferences and rights or qualifications, limitations or restrictions thereof as shall be stated in the resolution or resolutions of the Board of Directors establishing the series.

3.

The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: majority.

4.

Effective date and time of filing: (optional)

Date: __/__/__

Time: ______

5.

Signature: (required)

/s/ Tim G. Dixon

Signature of Officer